JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2012, is by and between Mr. Hao Tang, Goldenway Investments Holdings Limited, Fenton Capital Inc. and SMP Trustees (NZ) Limited (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:

1.	The Schedule 13D with respect to the shares of Goldenway, Inc. (the "Issuer") (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.

Each of the Joint Filers is responsible for the timely filing of the Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4.	This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

GOLDENWAY INVESTMENTS HOLDINGS
LIMITED

/s/ Hao Tang	By: /s/ Sun Bijuan
Hao Tang	Name: Sun Bijuan
Title: Director

FELTON CAPITAL INC.	SMP TRUSTEES (NZ) LIMITED

By: /s/ Rebecca Lee	By: /s/ Carol Gaw
Name: Rebecca Lee	Name: Carol Gaw
Title: Director	Title: Director